56 Temperance Street Suite501 Toronto, Ontario M5H 3V5 CANADA Tel:1 (416) 646-3825 Fax: 1 (416) 646-3828 www.gammongold.com

Gammon Gold Reports High-Grade Discovery at La Balleza Vein in Venus Project:
0.7m grading 62.20 grams per tonne Gold and 2700 grams per tonne Silver

Toronto, April 6, 2011: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that a new discovery of high-grade gold-silver mineralization in the La Balleza Vein in the north-central portion of the Venus property.

Venus Project Drilling Highlights

Highlights from the 12 holes for which assays have been received include:

  VEN-009, 0.7 metres grading 62.20 grams per tonne gold and 2,700 grams per tonne silver, or 111.29 grams per tonne gold equivalent(1).

  VEN-004, 0.6 metres grading 8.58 grams per tonne gold and 1,050 grams per tonne silver, or 27.67 grams per tonne gold equivalent(1).

(1) Using the Company’s long-term gold equivalency ratio of 55:1 (which assumes 100% metallurgical recoveries and royalties for gold and silver).

“We are very encouraged by the early drilling results our Venus Project, which lies three kilometres directly north of the Ocampo Mine Properties. The surface work completed to date has shown that there are multiple veins outcropping with locally very high grades on surface. Results from three holes drilled on the La Balleza Vein have reported some very high gold and silver grades on two of those holes.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. He continued, “As well as the high-grade discoveries at La Balleza, we are also encouraged by the surface geology and initial drilling results from the Santo Nino Vein, located a kilometre south of La Balleza. This vein is locally up to 30 metres wide of banded and brecciated calcite – quartz, has been traced for 2.4 kilometres along strike and has shown highly anomalous surface sample values up to 49.80 grams per tonne gold.”

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Over the past year Gammon completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico, the Venus project located north of the Ocampo mine, and the Los Jarros Project in Chihuahua State, and has executed an option to joint venture agreement on the La Bandera Project in Durango State, Mexico. Since 2008, the Company has increased its Mexican land position by over 110% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, future exploration results of its development program, the Company's ability to delineate additional resources and reserves as a result of such program, and the company's ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

TABLE 1:      Summary of Positive Drill Intercepts from Venus Project

Hole_ID	From,	To,	Length,	Au,	Ag,	AuEq(55),	Target
	m	m	m	gpt	gpt	gpt
VEN-001	27.0	28.5	1.5	0.69	1	0.70	La Boleta
VEN-002	31.2	33.9	2.7	0.45	3	0.50	La Boleta
VEN-002	45.9	46.4	0.5	2.63	3	2.68	La Boleta
VEN-004	281.9	282.5	0.6	8.58	1050	27.67	La Balleza
VEN-004	286.5	287.1	0.6	2.99	150	5.72	La Balleza
VEN-005	85.7	86.4	0.7	0.07	5	0.16	La Balleza
VEN-005	89.4	92.4	3.0	0.13	1	0.15	La Balleza
VEN-005	93.2	93.9	0.8	0.58	4	0.64	La Balleza
VEN-006	41.0	63.6	22.6	0.14	1	0.15	Veta_Sto_Niño
VEN-006	63.6	65.5	2.0	5.50	34	6.12	Veta_Sto_Niño
VEN-006	65.5	97.6	32.1	0.12	0	0.13	Veta_Sto_Niño
VEN-007	4.0	12.0	8.0	0.23	2	0.27	Veta_Sto_Niño
VEN-007	134.5	151.2	16.7	0.21	1	0.23	Veta_Sto_Niño
VEN-009	56.0	60.5	4.5	1.49	18	1.83	La Balleza
VEN-009	82.5	84.0	1.5	1.89	1	1.92	La Balleza
VEN-009	109.1	109.8	0.7	62.20	2700	111.29	La Balleza
VEN-011	292.0	293.6	1.6	1.05	3	1.10	Veta_Sto_Niño
VEN-012	118.0	137.3	19.3	0.33	1	0.35	Veta_Sto_Niño

Note: The Venus Project information has been reviewed by Qualified Person, Mr. Peter Drobeck. Sample analyses for Venus Project drilling were performed by ALS-Chemex Laboratories (based in Vancouver, British Columbia, using their facility in Hermosillo, Mexico). Gold was analyzed using standard fire assay procedures with AA finish, and silver by multi-acid digestion with AA finish. The high gold assays reported herein for drill holes VEN-004 and VEN-009 had their gold values checked with screen fire assays which are shown on Table 1 (standard fire assays were slightly higher). The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program is used at the Venus Project per Company policies. Sample lengths are not necessarily true widths.

Diagram 1: Location Map of Venus Project in the Ocampo – Pinos Altos – Concheno Mining District, Western Chihuahua, Mexico. Grey shading indicates Gammon Gold Inc’s mineral land position.

Diagram 2: Location Map of Drill Collars completed by Gammon Gold Inc. on the Venus Project.

Diagram 3: Cross – Section looking northwest of the La Balleza Vein, Venus Project, showing newly reported drill intersections.